Filed by 4D Pharma plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-250986

Subject Company:

Longevity Acquisition Corp.

(Commission File No. 001-38637)

4D PHARMA PLC

LONGEVITY ACQUISITION CORPORATION

RECENT DEVELOPMENTS

PIPE Investment

On March 16, 2021, 4D pharma plc ("4D Pharma" or the “Company”) entered into subscription agreements (the “Subscription Agreements”) with certain accredited investors (collectively, the “PIPE Investors”) pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 15,713,309 4D Pharma ordinary shares at a purchase price of $1.53 per share (£1.10 per share) for an aggregate investment amount equal to $24.03 million (the “PIPE Investment”). The PIPE Investment is expected to be consummated substantially concurrently with the closing of the Merger. In addition, Duncan Peyton, Chief Executive Officer of 4D Pharma, and Alex Stevenson, Chief Scientific Officer of 4D Pharma, have indicated their intent to invest an aggregate of $2.0 million, subject to compliance with applicable requirements of the laws of England and Wales. Under such laws, Mr. Peyton and Mr. Stevenson are not permitted to contractually commit to purchase 4D Pharma shares until the audited financial results of 4D Pharma for the year ended December 31, 2020 are published. Promptly following such publication, Mr. Peyton and Mr. Stevenson are expected to sign Subscription Agreements and purchase the 4D Pharma ordinary shares at the same price per share to be paid by the PIPE Investors. In addition to the foregoing $26.03 million, 4D Pharma may seek to raise additional amounts through the sale of its ordinary shares, which additional financing transaction, if completed, could close contemporaneously with, or on a date after, the closing of the Merger and the PIPE Investment. Chardan and Ladenburg Thalmann & Co. Inc. acted as co-placement agents to 4D Pharma in connection with the PIPE Investment.

Subscription Agreement

The Subscription Agreements for the PIPE Investors provide for certain registration rights. In particular, 4D Pharma is required to no later than 30 calendar days following the consummation of the Merger (the “Filing Deadline”), submit to or file with the SEC a registration statement registering the resale of the shares sold pursuant to the Subscription Agreements. Additionally, 4D Pharma is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies 4D Pharma that it will “review” the registration statement) following the Filing Deadline and (ii) the 10th business day after the date 4D Pharma is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. 4D Pharma must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (a) the date on which the registrable shares held by the PIPE Investors may be resold without volume or manner of sale limitations pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, and without the requirement for 4D Pharma to be in compliance with the current public information required under Rule 144(c)(2) (or Rule 144(i)(2), if applicable), (b) the date on which all registrable shares have actually been sold and (c) the date which is three years after the closing of the Merger. The Subscription Agreement contains customary indemnification provisions with respect to the registration statement.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (a) such time as the 4D Pharma notifies the PIPE Investors in writing, or publicly discloses, that it does not intend to consummate the Merger or the PIPE Investment, (b) such date and time as the Merger Agreement is terminated in accordance with its terms without the Merger being consummated, (c) upon the mutual written agreement of 4D Pharma and each of the PIPE Investors to terminate this Subscription Agreements or (d) April 29, 2021 if the Merger has not been completed on or before such date.

Anticipated Effective Date of the Merger

Subject to receiving the requisite shareholder approvals at their respective shareholder meetings, 4D Pharma and Longevity currently expect the Merger to become effective on March 22, 2021 at 1:00 AM Eastern Daylight Time.

Forward-Looking Statements

This press release contains "forward-looking statements." All statements other than statements of historical fact contained in this announcement, including without limitation statements regarding timing of the clinical trial are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are often identified by the words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," "may," "estimate," "outlook" and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company's current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company's forward-looking statements involve known and unknown risks and uncertainties, some of which are significant or beyond its control, and assumptions that could cause actual results to differ materially from the Company's historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company's business, including the risks of delays in the closing of the Merger and the PIPE Investment and those additional risks and uncertainties described the documents filed by the Company with the US Securities and Exchange Commission (“SEC”), should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of its forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Additional Information about the Transaction and Where to Find it

This disclosure is being made in respect of a proposed business combination involving 4D Pharma and Longevity. Following the announcement of the proposed business combination, 4D Pharma filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC which was declared effective on February 25, 2021. This disclosure does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Registration Statement includes a prospectus with respect to 4D Pharma’s ordinary shares and ADSs to be issued in the proposed transaction and a proxy statement of Longevity in connection with the merger. The proxy statement/prospectus has been mailed to the Longevity shareholders on or about February 26, 2021. 4D Pharma and Longevity also plan to file other documents with the SEC regarding the proposed transaction.

This disclosure is not a substitute for any prospectus, proxy statement or any other document that 4D Pharma or Longevity may file with the SEC in connection with the proposed transaction. Investors and security holders are urged to read the Registration Statement and, when they become available, any other relevant documents that will be filed with the SEC carefully and in their entirety because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC without charge, at the SEC’s website (www.sec.gov) or by calling +1-800-SEC-0330.

Participants in the Solicitation

Longevity and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from Longevity’s shareholders with respect to the proposed transaction. Information regarding Longevity’s directors and executive officers is available in its annual report on Form 10-K for the fiscal year ended February 29, 2020, filed with the SEC on April 30, 2020. Additional information regarding the participants in the proxy solicitation relating to the proposed transaction and a description of their direct and indirect interests is contained in the Registration Statement.

4D Pharma and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Longevity in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is included in the Registration Statement.